Exhibit 99.2
DISCLOSURES REGARDING ELAN CORPORATION, PLC

FORWARD LOOKING STATEMENTS

This offering memorandum contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, our and Elan’s financial condition, results of operations and business prospects and the products in research that involve substantial risks and uncertainties.

These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. These statements are contained in sections entitled “Summary,” “Risk Factors,” and other sections of documents and reports contained or incorporated in this offering memorandum.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expected, estimated or projected. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the risks and uncertainties described in the “Risk Factors” section of this offering memorandum;

•	the potential of Tysabri® (natalizumab) and the incidence of serious adverse events (including death) associated with Tysabri (including cases of progressive multifocal leukoencephalopathy (“PML”));

•
the success of our research and development (“R&D”) activities and R&D activities in which we retain an interest, including, in particular, whether the Phase 3 clinical trials for bapineuzumab (AAB-001) are successful, and the speed with which regulatory authorizations and product launches may be achieved;

•	our dependence on Johnson & Johnson and Wyeth for the development and potential commercialization of bapineuzumab and any other potential products in the Alzheimer’s Immunotherapy Program (“AIP”);

•	Elan’s ability to maintain financial flexibility and sufficient cash, cash equivalents, and investments and other assets capable of being monetized to meet its liquidity requirements;

•
Johnson & Johnson is our largest shareholder with an 18.4% interest in our outstanding ordinary shares and is largely in control of our remaining interest in the AIP. Johnson & Johnson’s interest in Elan and the AIP may discourage others from seeking to work with or acquire us;

•	whether restrictive covenants in Elan’s debt obligations will adversely affect Elan;

•
competitive developments affecting our products, including the introduction of generic competition following the loss of patent protection or marketing exclusivity for our products (including, in particular, Maxipime® (cefepime hydrochloride), which lost its basic U.S. patent protection in March 2007 and now faces generic competition, Azactam® (aztreonam for injection, USP), which lost its basic U.S. patent protection in October 2005, and several of the products from which we derive manufacturing or royalty revenues, which are under patent challenge by potential generic competitors);

•	Elan’s ability to protect its patents and other intellectual property;

•
difficulties or delays in manufacturing our products (we are dependent on third parties for the manufacture of our products) or the inability to continue to obtain supplies of Azactam®, which could cause our revenues from Azactam® to cease by December 31, 2009;

•	trade buying patterns and the concentration of our sales among a limited number of wholesalers and distributors;

•	pricing pressures and uncertainties regarding healthcare reimbursement and reform;

•
the failure to comply with anti-kickback and false claims laws in the United States, including, in particular, with respect to past marketing practices with respect to our former Zonegran product, which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services. The resolution of the Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan;

•	extensive government regulation;

•	risks from potential environmental liabilities;

•	failure to comply with Elan’s reporting and payment obligations under Medicaid or other government programs;

•	possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally;

•	exposure to product liability risks;

•
an adverse effect that could result from the putative class action lawsuits initiated following the release of the data from the Phase 2 clinical trial for bapineuzumab and the outcome of our other pending or future litigation;

•	the volatility of Elan’s stock price;

•	some of our agreements that may discourage or prevent others from acquiring us;

•	global, as well as local, political, economic and market conditions, including interest rate and currency exchange rate fluctuations;

•	governmental laws and regulations affecting domestic and foreign operations, including tax obligations;

•	general changes in U.S. generally accepted accounting principles and IFRS;

•	growth in costs and expenses;

•	changes in product mix; and

•	the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items.

A further list and description of these risks, uncertainties and other matters can be found in this offering memorandum, Elan’s Annual Report on Form 20-F for the year ended December 31, 2008 (attached as Annex A hereto) and in its Reports of Foreign Private Issuer on Form 6-K. Neither we nor Elan assumes any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, Elan’s and our actual results may vary materially from those expected, estimated or projected.

The information contained in this offering memorandum is a statement of Elan’s and our present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and their and our assumptions. We or Elan may change our or their intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in our  or their assumptions or otherwise. We do not undertake to update the forward-looking statements or risk factors contained or incorporated in this offering memorandum to reflect future events or circumstances.

The cautionary statements contained in this offering memorandum should be considered in connection with any subsequent written or oral forward-looking statements that we, Elan or persons acting on our or its behalf may issue. Neither we nor Elan or any of our or its affiliates undertakes any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RECENT DEVELOPMENTS
TYSABRI

The FDA stated in September 2009 that the risk for developing PML appears to increase with the number of Tysabri infusions received. We cannot assure you that the PML incidence rate will not increase in the future as more patients are treated with Tysabri and/or as the duration of patients treated with Tysabri lengthens. The FDA and other global healthcare regulators monitor the PML incidence rate and there can be no assurance that, as a result of an increase in the overall incidence rate or an increase in the incidence rate for patients receiving longer-duration therapy, one or more of these regulatory authorities will not change either the regulatory requirements for the sale of Tysabri in the future or the determinative factors that influence the labeling requirements mandated by the FDA and other global healthcare regulators. These changes could result in modifications to the labeling, changes to the TOUCH Program or the implementation of additional or more restrictive risk management programs for Tysabri. An increase in the incidence of PML and/or any such changes in the labeling or to the regulation of the administration of Tysabri may have a material adverse affect on sales of Tysabri and may materially affect us. See “Risk Factors — Risks Related to Elan’s Business” for a further discussion.

RISK FACTORS

The risks described below and in Elan’s Form 20-F for the year ended December 31, 2008  are intended to highlight risks that are specific to Elan, but are not the only risks that Elan faces.  Additional risks, including those generally affecting the industry in which Elan operates, risks that Elan currently deems immaterial and risks and uncertainties generally applicable to companies that have recently undertaken transactions similar to this offering, may also impair Elan’s business, the value of your investment and our ability to pay interest on, and repay or refinance, the Notes and the guarantees thereon. For purposes of the section entitled “Risks Related to Elan’s Business” only, “we,” “our,” “us,” “Elan” and the “Company” refer to Elan Corporation, plc and its consolidated subsidiaries, unless the context requires otherwise.

RISKS RELATED TO ELAN’S BUSINESS

Our future success depends upon the continued successful commercialization of Tysabri and the successful development and commercialization of additional products. If Tysabri is not commercially successful, either because of the incidence of serious adverse events (including death) associated with Tysabri (including cases of PML) or for other reasons, or if the Phase 3 clinical trials for bapineuzumab are not successful and we do not successfully develop and commercialize additional products, we will be materially and adversely affected.

While approximately 39% of our 2008 revenue was generated by our Elan Drug Technologies (“EDT”) business unit, we have only four marketed products and several potential products in clinical development. Our future success depends upon the continued successful commercialization of Tysabri, which accounts for 42% of our total revenue for 2008, and the development and the successful commercialization of additional products (including bapineuzumab which is being developed by Johnson & Johnson and Wyeth and in which we retain an approximate 25% interest).

Uncertainty created by the serious adverse events (including cases of PML and death) that have occurred or may occur, with respect to Tysabri, and the restrictive labeling and distribution system for Tysabri mandated by regulatory agencies, may significantly impair the commercial potential for Tysabri. The FDA stated in September 2009 that the risk for developing PML appears to increase with the number of Tysabri infusions received. We cannot assure you that the PML incidence rate will not increase in the future as more patients are treated with Tysabri and/or as the duration of patients treated with Tysabri lengthens. The FDA and other global healthcare regulators monitor the PML incidence rate and there can be no assurance that, as a result of an increase in the overall incidence rate or an increase in the incidence rate for patients receiving longer-duration therapy, one or more of these regulatory authorities will not change either the regulatory requirements for the sale of Tysabri in the future or the determinative factors that influence the labeling requirements mandated by the FDA and other global healthcare regulators. These changes could result in modifications to the labeling, changes to the TOUCH Program or the implementation of additional or more restrictive risk management programs for Tysabri. An increase in the incidence of PML and/or any such changes in the labeling or to the regulation of the administration of Tysabri may have a material adverse affect on sales of Tysabri and may materially affect us.

We commit substantial resources to our R&D activities, including collaborations with third parties such as Biogen with respect to Tysabri, and Transition Therapeutics, Inc. (“Transition”) with respect to a part of our Alzheimer’s disease programs. Our collaborators’ interests may not be aligned with our interests, which may adversely affect the success of our collaborations. We have committed significant resources to the development and the commercialization of Tysabri and to the other potential products in our development pipeline, including ELND 005. These investments may not be successful. If we do not successfully commercialize additional products, we will be materially and adversely affected.

In the pharmaceutical industry, the R&D process is lengthy, expensive and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that potential products in our R&D pipeline will experience difficulties, delays or failures. In addition, if the Phase 3 clinical trials for bapineuzumab are not successfully completed by Johnson & Johnson and Wyeth, we will be materially and adversely affected.

A number of factors could affect our ability to successfully develop and commercialize products, including our ability to:

•	establish sufficient safety and efficacy of new drugs or biologics;

•	obtain and protect necessary intellectual property for new technologies, products and processes;

•	recruit patients in clinical trials;

•	complete clinical trials on a timely basis;

•	observe applicable regulatory requirements;

•	receive and maintain required regulatory approvals;

•	obtain competitive/favorable reimbursement coverage for developed products on a timely basis;

•	manufacture or have manufactured sufficient commercial quantities of products at reasonable costs;

•	effectively market developed products; and

•	compete successfully against alternative products or therapies.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Earlier stage trials are generally based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. The results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. In addition, as happened with Tysabri, unexpected serious adverse events can occur in patients taking a product after the product has been commercialized.

Our failure to continue to successfully commercialize Tysabri and develop and commercialize other products would materially adversely affect us.

We have substantial cash needs and we may not be successful in generating or otherwise obtaining the funds necessary to meet our cash needs.

As of June 30, 2009, assuming the completion of this offering and the related transactions and assuming that the application of the net proceeds as described under “Use of Proceeds” had occurred on that date, excluding trade payables, we would have had $1,515 million of debt due in November 2011 ($300 million) and November 2013 ($615 million) and at the maturity of the notes offered hereby ($600 million) assuming that all of the 2011 Fixed Rate Notes are tendered in connection with the Tender Offer. At such date and based on such assumptions, we had cash and cash equivalents, restricted cash and available-for-sale investments of $840.8 million. Our substantial indebtedness could have important consequences to us. For example, it does or could:

•	increase our vulnerability to general adverse economic and industry conditions;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of our cash flow to fund R&D, working capital, capital expenditures, acquisitions, investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

We estimate that we have sufficient cash, liquid resources and current assets and investments to meet our liquidity requirements for at least the next 12 months. Although we expect to continue to incur operating losses in 2009, in making our liquidity estimates, we have also assumed a certain level of operating performance. Our future operating performance will be affected by general economic, financial, competitive, legislative, regulatory and business conditions and other factors, many of which are beyond our control. Even if our future operating performance does meet our expectations, including continuing to successfully commercialize Tysabri, we will need to obtain additional funds to meet our longer term liquidity requirements. We may not be able to obtain those funds on commercially reasonable terms, or at all, which would force us to curtail programs, sell assets or otherwise take steps to reduce expenses or cease operations. Any of these steps may have a material adverse effect on our prospects.

The current economic and financial crisis may have a material adverse effect on our results.

Many of the world’s largest economies and financial institutions currently face extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. It is uncertain how long this crisis will last, but many countries are concerned that their economies have entered or may enter a deep and prolonged recession. Such difficult economic times may have a material adverse effect on our revenues, results of operations, financial condition and ability to raise capital. The current economic and financial crisis appears to be affecting all of the major markets in which we operate. As a result, there is a risk that consumers may cut back on prescription drugs to help cope with hard economic times.

The financial crisis has resulted, and may continue to result in losses and, in a lower return on our investments and a lower value on some of our assets. The financial crisis could also negatively impact the cost of financing or our ability to obtain finance on favorable terms, or at all. The impact of the current financial crisis on our future access to various types of capital, and the cost of that capital, is not currently predictable.

At the same time, significant changes and volatility in the consumer environment, the equity and credit markets, and in the competitive landscape make it increasingly difficult for us to predict our future. As a result, any guidance or outlook we have given or might give may be overtaken by events, or may otherwise turn out to be inaccurate. Though we endeavor to give reasonable estimates of future results at the time we give such guidance, under current market conditions there is a significant risk that such guidance or outlook will turn out to be, or to have been, incorrect.

Restrictive covenants in our debt instruments restrict or prohibit our ability to engage in or enter into a variety of transactions and could adversely affect us.

The agreements governing our outstanding indebtedness, including the indenture governing the Notes offered hereby, contain various restrictive covenants that limit our financial and operating flexibility. The covenants do not require us to maintain or adhere to any specific financial ratio, but do restrict within limits our ability to, among other things:

•	incur additional debt;

•	create liens;

•	enter into transactions with related parties;

•	enter into some types of investment transactions;

•	engage in some asset sales or sale and leaseback transactions;

•	pay dividends or buy back our ordinary shares; and

•	consolidate, merge with, or sell substantially all our assets to, another entity.

The breach of any of these covenants may result in a default under the applicable agreement, which could result in the indebtedness under the agreement becoming immediately due and payable. Any such acceleration would result in a default under our other indebtedness subject to cross-acceleration provisions. If this were to occur, we might not be able to pay our debts or obtain sufficient funds to refinance them on reasonable terms, or at all. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategies and compete against companies not subject to similar constraints.

Our industry and the markets for our products are highly competitive.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, R&D and marketing capabilities than Elan. We also compete with smaller research companies and generic drug manufacturers. In addition, our collaborator on Tysabri, Biogen, markets a competing multiple sclerosis therapy, Avonex®.

A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. The price of pharmaceutical products typically declines as competition increases. Tysabri sales may be very sensitive to additional new competing products. A number of such products are expected to be approved for use in the treatment of multiple sclerosis in the coming years. If these products have a similar or more attractive overall profile in terms of efficacy, convenience and safety, future sales of Tysabri could be limited.

Our product Azactam lost its basic U.S. patent protection in October 2005. To date, no generic Azactam product has been approved.

In addition, the U.S. basic patent covering our product Maxipime expired in March 2007. Maxipime became subject to generic competition following the expiration of the basic patent, and that has materially and adversely affected our sales of Maxipime.

Generic competitors have challenged existing patent protection for several of the products from which we earn manufacturing or royalty revenue. If these challenges are successful, our manufacturing and royalty revenue will be materially and adversely affected.

Generic competitors do not have to bear the same level of R&D and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organizations typically favor generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of any of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. The launch of competitive products, including generic versions of our products, has had and will have a material and adverse effect on our revenues and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organization. If we fail to maintain our competitive position, then our revenues and results of operations may be materially and adversely affected.

If we are unable to secure or enforce patent rights, trade secrets or other intellectual property, then our revenues and potential revenues may be materially reduced.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and intellectual property protection for new technologies, products and processes. Our success depends in large part on our continued ability to obtain patents for our products and technologies, maintain patent protection for both acquired and developed products, preserve our trade secrets, obtain, and preserve other intellectual property such as trademarks and copyrights, and operate without infringing the proprietary rights of third parties.

The degree of patent protection that will be afforded to technologies, products and processes, including ours, in the United States and in other markets is dependent upon the scope of protection decided upon by patent offices, courts and legislatures in these countries. There is no certainty that our existing patents or, if obtained, future patents, will provide us substantial protection or commercial benefit. In addition, there is no assurance that our patent applications or patent applications licensed from third parties will ultimately be granted or that those patents that have been issued or are issued in the future will prevail in any court challenge. Our competitors may also develop products, including generic products, similar to ours using methods and technologies that are beyond the scope of our patent protection, which could adversely affect the sales of our products.

Although we believe that we make reasonable efforts to protect our intellectual property rights and to ensure that our proprietary technology does not infringe the rights of other parties, we cannot ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our products or require us to obtain a license and pay significant fees or royalties in order to continue selling our products.

There has been, and we expect there will continue to be, significant litigation in the industry regarding patents and other intellectual property rights. Litigation and other proceedings concerning patents and other intellectual property rights in which we are involved have been and will continue to be protracted and expensive and could be distracting to our management. Our competitors may sue us as a means of delaying the introduction of our products. Any litigation, including any interference proceedings to determine priority of inventions, oppositions to patents or litigation against our licensors, may be costly and time consuming and could adversely affect us. In addition, litigation has been and may be instituted to determine the validity, scope or non-infringement of patent rights claimed by third parties to be pertinent to the manufacturing, use or sale of our or their products. The outcome of any such litigation could adversely affect the validity and scope of our patents or other intellectual property rights, hinder, delay or prevent the marketing and sale of our products and cost us substantial sums of money.

If we experience significant delays in the manufacture or supply of our products (in particular, Azactam) or in the supply of raw materials for our products, then sales of our products could be materially and adversely affected, or, in the case of Azactam, cease to exist.

We do not manufacture Tysabri, Prialt® (ziconotide), Maxipime or Azactam. Our dependence upon collaborators and third parties for the manufacture of our products may result in unforeseen delays or other problems beyond our control. For example, if our third-party manufacturers are not in compliance with current good manufacturing practices (“cGMP”) or other applicable regulatory requirements, then the supply of our products could be materially and adversely affected. If we are unable to retain or obtain replacements for our third-party manufacturers or if we experience delays or difficulties with our third-party manufacturers in producing our products, then sales of these products could be materially and adversely affected. Our supplier for Azactam has indicated it intends to cease supplying our requirements for Azactam beyond 2009. In this event, we may be unable to enter into alternative manufacturing arrangements on commercially reasonable terms, if at all. If we cannot source Azactam, our revenue from sales of Azactam will cease to exist.

Our manufacturers require supplies of raw materials for the manufacture of our products. We do not have dual sourcing of our required raw materials. The inability to obtain sufficient quantities of required raw materials could materially and adversely affect the supply of our products.

Buying patterns of wholesalers and distributors may cause fluctuations in our periodic results.

Our product revenue may vary periodically due, in part, to buying patterns of our wholesalers and distributors. In the event that wholesalers and distributors determine, for any reason, to limit purchases of our products, sales of those products would be adversely affected. In 2008, 66.4% of our sales were made to five customers of which the top customer accounted for 29.2% of our sales. We are therefore dependent on a limited number of wholesalers and distributors. In addition, wholesalers and distributors may order products in larger than normal quantities prior to anticipated price increases for those products. This excess purchasing in any period could cause sales of those products to be lower than expected in subsequent periods.

We are subject to pricing pressures and uncertainties regarding healthcare reimbursement and reform.

In the United States, many pharmaceutical products and biologics are subject to increasing pricing pressures. Our ability to commercialize products successfully depends, in part, upon the extent to which healthcare providers are reimbursed by third-party payers, such as governmental agencies, including the Centers for Medicare and Medicaid Services, private health insurers and other organizations, such as health maintenance organizations (“HMOs”), for the cost of such products and related treatments. In addition, if healthcare providers do not view current or future Medicare reimbursements for our products favorably, then they may not prescribe our products. Third-party payers are increasingly challenging the pricing of pharmaceutical products by, among other things, limiting the pharmaceutical products that are on their formulary lists. As a result, competition among pharmaceutical companies to place their products on these formulary lists has reduced product prices. If reasonable reimbursement for our products is unavailable or if significant downward pricing pressures in the industry occur, then we could be materially and adversely affected.

The new administration and Congress in the United States have made significant healthcare reform a priority. Any fundamental healthcare reform may change the manner by which drugs and biologics are developed, marketed and purchased. In addition, managed care organizations, HMOs, preferred provider organizations, institutions and other government agencies continue to seek price discounts. Further, certain states have proposed and certain other states have adopted various programs to control prices for their seniors’ and low-income drug programs, including price or patient reimbursement constraints, restrictions on access to certain products, importation from other countries, such as Canada, and bulk purchasing of drugs.

We encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, the government provides healthcare at low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels to control costs for the government-sponsored healthcare system. This price regulation leads to inconsistent prices and some third-party trade in our products from markets with lower prices. Such trade-exploiting price differences between countries could undermine our sales in markets with higher prices.

The pharmaceutical industry is subject to anti-kickback and false claims laws in the United States.

In addition to the U.S. Food and Drug Administration (“FDA”) restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict some marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes.

The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting some common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. In recent years, many pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Additionally, other pharmaceutical companies have settled charges under the federal False Claims Act, and related state laws, relating to off-label promotion. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items, and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

The U.S. government is investigating marketing practices concerning our former Zonegran product; this may require Elan to pay substantial fines or take other actions that could have a material adverse effect on us.

In January 2006, Elan received a subpoena from the U.S. Department of Justice and the Department of Health and Human Services, Office of Inspector General, asking for documents and materials primarily related to our marketing practices for Zonegran. In April 2004, we completed the sale of our interests in Zonegran in North America and Europe to Eisai Co. Ltd. We are cooperating with the government in its investigation. The resolution of this matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan. In April 2006, Eisai delivered to Elan a notice making a contractual claim for indemnification in connection with a similar subpoena received by Eisai.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may adversely affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA and in the European Union, the European Medicines Agency (the “EMEA”) regulate the design, development, preclinical and clinical testing, manufacturing, labeling, storing, distribution, import, export, record keeping, reporting, marketing and promotion of our pharmaceutical products, which include drugs, biologics and medical devices. Failure to comply with regulatory requirements at any stage during the regulatory process could result in, among other things, delays in the approval of applications or supplements to approved applications, refusal of a regulatory authority to review pending market approval applications or supplements to approved applications, warning letters, fines, import or export restrictions, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously approved marketing applications or licenses, recommendations by the FDA or other regulatory authorities against governmental contracts, and criminal prosecutions.

We must obtain and maintain approval for our products from regulatory authorities before such products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot assure when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities that regulatory authorities consider to be improper or as a result of changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product’s labeling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMPs, the FDA’s regulations governing the production of pharmaceutical products. There are comparable regulations in other countries, including by the EMEA for the European Union . Any finding by the FDA, the EMEA or other regulatory authority that we are not in substantial compliance with cGMP or other regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA, the EMEA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA, the EMEA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP and other regulations. Any determination by the FDA, the EMEA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could result in substantial fines and other penalties and could cut off our supply of products.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds that could expose people or property to accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, then we could be liable for cleanup, damages or fines, which could have an adverse effect on us.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. These environmental remediation obligations could significantly impact our operating results. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

If we fail to comply with our reporting and payment obligations under the Medicaid rebate program or other governmental pricing programs, then we could be subject to material reimbursements, penalties, sanctions and fines.

As a condition of reimbursement under Medicaid, we participate in the U.S. federal Medicaid rebate program, as well as several state rebate programs. Under the federal and state Medicaid rebate programs, we pay a rebate to each state for our products that are reimbursed by those programs. The amount of the rebate for each unit of product is set by law, based on reported pricing data. The rebate amount may also include a penalty if our prices increase faster than the rate of inflation.

As a manufacturer of single-source, innovator and non-innovator multiple-source products, rebate calculations vary among products and programs. The calculations are complex and, in some respects, subject to interpretation by governmental or regulatory agencies, the courts and us. The Medicaid rebate amount is computed each quarter based on our pricing data submission to the Centers for Medicare and Medicaid Services at the U.S. Department of Health and Human Services. The terms of our participation in the program impose an obligation to correct the prices reported in previous quarters, as may be necessary. Any such corrections could result in an overage or shortfall in our rebate liability for past quarters (up to 12 past quarters), depending on the direction of the correction. Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.

U.S. federal law requires that any company that participates in the federal Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Service’s pharmaceutical pricing program. This pricing program extends discounts comparable to the Medicaid net price to a variety of community health clinics and other entities that receive health services grants from the Public Health Service, as well as outpatient utilization at hospitals that serve a disproportionate share of poor patients.

Additionally, each calendar quarter, we calculate and report an Average Sales Price (“ASP”) for all products covered by Medicare Part B (primarily injectable or infused products). We submit ASP information for each such product within 30 days of the end of each calendar quarter. This information is then used to set reimbursement levels to reimburse Part B providers for the drugs and biologicals dispensed to Medicare Part B participants.

Furthermore, pursuant to the Veterans Health Care Act, a Non-Federal Average Manufacturer Price is calculated each quarter and a Federal Ceiling Price is calculated each year for every Covered Drug marketed by us. These prices are used to set pricing for purchases by the military arm of the government.

These price reporting obligations are complicated and often involve decisions regarding issues for which there is no clear-cut guidance from the government. Failure to submit correct pricing data can subject us to material civil, administrative and criminal penalties.

We are subject to continuing potential product liability risks, which could cost us material amounts of money.

Risks relating to product liability claims are inherent in the development, manufacturing and marketing of our products. Any person who is injured while using one of our products, or products that we are responsible for, may have a product liability claim against us. Since we distribute and sell our products to a wide number of end users, the risk of such claims could be material. Persons who participate in clinical trials involving our products may also bring product liability claims.

Excluding any self-insured arrangements, we currently do not maintain product liability insurance for the first $10.0 million of aggregate claims, but do maintain coverage with our insurers for the next $190.0 million. Our insurance coverage may not be sufficient to cover fully all potential claims, nor can we guarantee the solvency of any of our insurers.

If our claims experience results in higher rates, or if product liability insurance otherwise becomes costlier because of general economic, market or industry conditions, then we may not be able to maintain product liability coverage on acceptable terms. If sales of our products increase materially, or if we add significant products to our portfolio, then we will require increased coverage and may not be able to secure such coverage at reasonable rates or terms.

We and some of our officers and directors have been named as defendants in putative class actions; an adverse outcome in the class actions could result in a substantial judgment against us.

We and some of our officers and directors have been named as defendants in putative class actions filed in 2008. These actions have been consolidated. The consolidated class action complaint alleges claims under the U.S. federal securities laws. The complaint alleges that we caused the release of materially false or misleading information regarding bapineuzumab. The complaint seeks damages and other relief that the courts may deem just and proper. Adverse results in these lawsuits or any litigation to which we are a party could have a material adverse effect on us.

Certain provisions of agreements to which we are a party may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares.

We are a party to agreements that may discourage a takeover attempt that might be viewed as beneficial to our shareholders who wish to receive a premium for their shares from a potential bidder. For example:

•
our collaboration agreement with Biogen provides Biogen with an option to buy the rights to Tysabri in the event that we undergo a change of control, which may limit our attractiveness to potential acquirers;

•	until June 20, 2010, Biogen and its affiliates are, subject to limited exceptions, restricted from, among other things, seeking to acquire or acquiring control of us; and

•	under the terms of indentures governing much of our debt, any acquirer would be required to make an offer to repurchase the debt for cash in connection with some change of control events.

We will depend on Johnson & Johnson, in addition to Wyeth, for the clinical development and potential commercialization of bapineuzumab and any other AIP products.

The Johnson & Johnson Transaction resulted in the assignment of our AIP collaboration agreement with Wyeth and associated business, which primarily constitutes intellectual property, to Janssen AI. While we have a 49.9% interest in Janssen AI, Johnson & Johnson exercises effective control over Janssen AI and consequently over our share of the AIP collaboration. The success of the AIP will be dependent, in part, on the efforts of Johnson & Johnson. The interests of Johnson & Johnson may not be aligned with our interests. Our ability to influence Janssen AI will be very limited. The failure of Johnson & Johnson to pursue the development and commercialization of AIP products in the same manner we would have pursued such development and commercialization could materially and adversely affect us.

Future returns from the Johnson & Johnson Transaction are dependent, in part, on the commercial success of bapineuzumab and other potential AIP products.

Under the terms of the Janssen AI Shareholders’ Agreement we are entitled to receive 49.9% of Janssen AI’s future profits and certain royalty payments from Janssen AI in respect of sales of bapineuzumab and other potential AIP products. While our profit share entitlement commences immediately upon Janssen AI becoming profitable, royalties will generally only arise after Johnson & Johnson has earned profits from the AIP equal to its (up to) $500.0 million investment. Any such payments are dependent on the future commercial success of bapineuzumab and other potential AIP products. If no drug is commercially successful, we may not receive any profit or royalty payments from Janssen AI.

Johnson & Johnson is our largest shareholder and is largely in control of our share of the AIP; however, Johnson & Johnson and its affiliates are subject to a standstill agreement until September 17, 2014, pursuant to which they will not be permitted to acquire additional shares in Elan or take other actions to acquire control of Elan, subject to customary exceptions.

Johnson & Johnson’s shareholdings in us and its AIP interest may discourage or prevent a third party from acquiring us and could prevent our shareholders from receiving a premium for their shares. In addition, Johnson & Johnson and its affiliates (being for the purposes of the standstill arrangement, any entity directly or indirectly controlling, or controlled by, Johnson & Johnson, or any entity which is under direct or indirect common control with Johnson & Johnson (control in any such case meaning possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such entity)) are restricted from seeking to acquire us until September 17, 2014, except to the extent that Johnson & Johnson and its affiliates are released from its standstill arrangement.

ELAN AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated income statements for the year ended December 31, 2008 and for the six-month period ended June 30, 2009 have been prepared to illustrate the effect of the Johnson & Johnson Transaction and the Transactions as if they had occurred on January 1, 2008. The following unaudited pro forma condensed consolidated balance sheet at June 30, 2009 has been prepared to illustrate the effect of the Johnson & Johnson Transaction and the Transactions as if they had occurred on June 30, 2009.

The underlying financial information has been prepared in accordance with the recognition and measurement principles of IFRS and their interpretations issued by the International Accounting Standards Board, as endorsed by the European Union, effective for years commencing on or after January 1, 2008.

The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included or incorporated by reference in this offering memorandum.

These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our results of operations or financial condition had the Johnson & Johnson Transaction and the Transactions been completed on the dates set forth in the first paragraph above and are not necessarily indicative of our future results of operations or financial condition.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2008

	For the Year Ended December 31, 2008	Adjustments for J&J Transaction		Tender Offer for 2011 Fixed Rate Notes	Notes Offered Hereby	Pro Forma Consolidated Income Statement
	(in millions)
Product revenue	$744.2	$—		$—	$—	$744.2
Contract revenue	17.6	—		—	—	17.6
Total revenue	761.8	—		—	—	761.8
Cost of sales	294.6	—		—	—	294.6
Gross profit	467.2	—		—	—	467.2
Selling, general and administrative expenses	284.5	(4.2	)(A)(i)	—	—	280.3
Research and development expenses	334.4	(109.5	)(A)(i)	—	—	224.9
Operating loss	(151.7)	113.7		—	—	(38.0)
Interest expense	145.6	—		(68.5)(C)(iii)	59.7(D)(ii)	136.8
Interest income	(13.7)	—(B)(iii)		—	—(D)(iii)	(13.7)
Investment losses	21.7	—		—	—	21.7
Net interest and investment losses	153.6	—		(68.5)	59.7	144.8
(Loss)/profit before tax	(305.3)	113.7		68.5	(59.7)	(182.8)
Income tax expense/(benefit)	(270.1)	14.2(B)(iv)		8.6(C)(iv)	(7.5)(D)(iv)	(254.8)
Net (loss)/profit for the year	$(35.2)	$99.5		$59.9	$(52.2)	$72.0

(See accompanying notes)

Unaudited Pro Forma Condensed Consolidated Income Statement for the six-month period ended
June 30, 2009

	For the Six- Month Period Ended June 30, 2009	Adjustments for the J&J Transaction		Tender Offer for 2011 Fixed Rate Notes	Notes Offered Hereby	Pro Forma Consolidated Income Statement
	(in millions)
Product revenue	$372.1	$—		$—	$—	$372.1
Contract revenue	12.5	—		—	—	12.5
Total revenue	384.6	—		—	—	384.6
Cost of sales	178.7	—		—	—	178.7
Gross profit	205.9	—		—	—	205.9
Selling, general and administrative expenses	119.4	(2.6	)(A)(i)	—	—	116.8
Research and development expenses	171.6	(57.0	)(A)(i)	—	—	114.6
Legal settlement gain	(18.0)	—		—	—	(18.0)
Operating loss	(67.1)	59.6		—	—	(7.5)
Interest expense	71.4	—		(34.4)(C)(iii)	30.0(D)(ii)	67.0
Interest income	(0.6)	— (B)(iii)		—	—(D)(iii)	(0.6)
Net interest and investment losses	70.8	—		(34.4)	30.0	66.4
Loss before tax	(137.9)	59.6		34.4	(30.0)	(73.9)
Income tax expense/(benefit)	27.4	7.5(B)(iv)		4.3(C)(iv)	(3.8)(D)(iv)	35.4
Net loss for the year	$(165.3)	$52.1		$30.1	$(26.2)	$(109.3)

(See accompanying notes)

Unaudited Pro Forma Condensed Consolidated Balance Sheet at June 30, 2009

	At 30 June 2009	Adjustments for the J&J Transaction		Tender Offer for 2011 Fixed Rate Notes		Notes Offered Hereby		Pro Forma Consolidated Balance Sheet
	(in millions)
Non-Current Assets Goodwill and other intangible assets	$371.8	$(59.7	)(A)(ii)	$—		$—		$312.1
Investment in associate	—	235.0(A)(ii)		—		—		235.0
Property, plant and equipment	342.6	(7.7)(A)(ii)		—		—		334.9
Available-for-sale investments	9.2	—		—		—		9.2
Deferred tax asset	358.4	—		—		—		358.4
Restricted cash	14.9	—		—		—		14.9
Other non-current assets	22.5	—		—		—		22.5
Total Non-Current Assets	1,119.4	167.6		—		—		1287.0
Current Assets Inventory	36.8	—		—		—		36.8
Accounts receivable	219.1	—		—		—		219.1
Other current assets	32.6	—		—		—		32.6
Income tax prepayment	3.7	—		—		—		3.7
Available-for-sale investments	22.7	—		—		—		22.7
Restricted cash	16.8	—		—		—		16.8
Cash and cash equivalents	218.4	855.0	(B)(i)	(870.0	)(C)(i)	573.8	(D)(i)	777.2
Total Current Assets	550.1	855.0		(870.0)		573.8		1,108.9
Total Assets	$1,669.5	$1,022.6		$(870.0)		$573.8		$2,395.9
Non-Current Liabilities Long-term debt	$1,746.2	$—		$(842.4	)(C)(ii)	$573.8	(D)(i)	$1,477.6
Other liabilities	39.2	—		—		—		39.2
Total Non-Current Liabilities	1,785.4	—		(842.4)		573.8		1,516.8
Current Liabilities Accounts payable	32.3	—		—		—		32.3
Accrued and other liabilities	204.9	—		—		—		204.9
Provisions	5.9	—		—		—		5.9
Income tax payable	11.5	—		—		—		11.5
Total Current Liabilities	254.6	—		—		—		254.6
Total Liabilities	2,040.0	—		(842.4)		573.8		1,771.4
Shareholders’ (Deficit)/Equity Share capital	27.8	7.6(B)(ii)		—		—		35.4
Share premium	6,223.2	860.4(B)(ii)		—		—		7,083.6
Share-based compensation reserve	232.5	—		—		—		232.5
Foreign currency translation reserve	(11.1)	—		—		—		(11.1)
Fair value of investment reserve	3.7	—		—		—		3.7
Retained loss	(6,846.6)	154.6(A)(ii)		(27.6)(C)(i)(ii)		—		(6,719.6)
Total Shareholders’ (Deficit)/Equity	(370.5)	1,022.6		(27.6)		—		624.5
Total Shareholders’ (Deficit)/Equity and Liabilities	$1,669.5	$1,022.6		$(870.0)		$573.8		$2,395.9

(footnotes appear on following pages)

(See accompanying notes.)

Notes:

(1)
The unaudited pro forma condensed consolidated income statement of Elan for the year ended December 31, 2008 has been extracted from the audited financial statements, which were prepared in accordance with IFRS as adopted by the European Union. The consolidated income statement of Elan for the six-month period ended June 30, 2009 and the unaudited pro forma condensed consolidated balance sheet of Elan as at June 30, 2009 have been extracted from the unaudited condensed consolidated interim financial statements, which were prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, as adopted by the European Union.

(2)	The pro forma adjustments are as follows:

Johnson & Johnson Transaction

(A) Janssen AI Shareholders’ Agreement

Johnson & Johnson has committed to fund the further development and commercialization of the AIP in an amount equal to $500.0 million. Elan’s estimate is that expenditure of $500.0 million (with a similar amount funded by Wyeth) may be required to bring bapineuzumab to commercialization and first cash flow. In the twelve-month period ended June 30, 2009, Elan incurred approximately $112.0 million of cash expenses related to AIP. In order to effect this funding commitment, Janssen AI, a new Johnson & Johnson subsidiary company, acquired substantially all of the business of Elan related to its AIP, which primarily constituted intellectual property, and Johnson & Johnson will fund this company in respect of the $500.0 million. In consideration for the transfer of Elan’s rights and assets related to the AIP, Elan received a 49.9% equity interest in Janssen AI. Through this equity interest, Elan retained an entitlement to 49.9% of the profits of Janssen AI’s interest in the AIP.

(i) The adjustments to selling, general and advertising expenses (“SG&A”) and R&D expenses reflect estimated savings assuming that the Johnson & Johnson Transaction occurred on January 1, 2008. The SG&A and R&D expenses savings related to AIP have been estimated at approximately $4.2 million and $109.5 million, respectively, for the year ended December 31, 2008 and approximately $2.6 million and $57.0 million, respectively, for the six-month period ended June 30, 2009.

(ii) Elan’s assets relating to the AIP transferred to Janssen AI are included in goodwill and other intangible assets and had a total carrying value of $59.7 million at June 30, 2009. The recording of Elan’s investment in Janssen AI (i.e. as an associate) at approximately $235.0 million represents the fair value of its 49.9% equity interest in Janssen AI. The adjustment to retained loss of $154.6 million relates to the estimated net gain recorded as a result of the Johnson & Johnson Transaction and is comprised of the $235.0 million fair value of the investment in Janssen AI, less the $59.7 million carrying value of the assets transferred, less the $13.0 million of estimated costs attributable to the Janssen AI Shareholders’ Agreement, and less a $7.7 million charge related to the impairment of biologics manufacturing assets, which were included in property, plant and equipment at June 30, 2009.

The pro forma income statements do not include the net gain as it is a non-recurring item. The precise amount to be recorded as a net gain will be determined once the Johnson & Johnson Transaction is complete and may be greater or less than the amount assumed for the purpose of calculating this pro forma condensed consolidated financial information.

(B) Placement of New Ordinary Shares (the “Placement”)

Johnson & Johnson, through Janssen AI, has subscribed for 107,396,285 new Elan ADRs representing the same number of new ordinary shares at a price per share of approximately $8.241. This equates to an investment of $885.0 million in Elan shares. Following this investment, Johnson & Johnson, through Janssen AI, now holds 18.4% of Elan’s outstanding ordinary shares.

(i) The adjustment of $855.0 million to cash and cash equivalents reflects proceeds of $885.0 million net of costs of the Johnson & Johnson Transaction which are estimated to be $30.0 million (comprised of $17.0 million attributable to the Placement and $13.0 million of costs attributable to the Janssen AI Shareholders’ Agreement). The actual amount of net cash proceeds is still to be determined, and may be greater or less than the $855.0 million net cash proceeds assumed for the purposes of calculating this pro forma condensed consolidated financial information.

(ii) The adjustments of $7.6 million and $860.4 million to share capital and share premium, respectively, at June 30, 2009 reflect the issue to Janssen AI of 107,396,285 new Elan ADRs representing the same number of new ordinary shares at a price per share of approximately $8.241 less costs of $17.0 million attributable to the Placement. The precise costs attributable to the Placement are still to be determined and may be greater or less than the $17.0 million assumed for the purposes of calculating this pro forma condensed consolidated financial information.

(iii) No pro forma adjustments have been made to interest income to reflect estimated interest earned had the net cash proceeds from the issuance of the ADRs to Janssen AI been received on January 1, 2008. The interest income that would have been earned has been estimated to be approximately $17.8 million for the year ended December 31, 2008 and approximately $1.2 million for the six-month period ended June 30, 2009. The estimated interest income amounts were calculated using the average interest rates earned on Elan’s historical cash and cash equivalents balances during the respective periods.

(iv) The adjustments to the income tax benefit and expense of $14.2 million for the year ended December 31, 2008 and $7.5 million for the six-month period ended June 30, 2009, respectively, reflect the tax effect of the pro forma income statement adjustments, calculated at the statutory tax rate of 12.5%.

(C) Tender Offer

(i) We have commenced a tender offer to purchase all of our outstanding 2011 Fixed Rate Notes of $850.0 million in principal amount at a price of $989.38 per $1,000 principal amount, plus an early tender fee of $30.00 per $1,000 principal amount (the “Tender Offer”). We anticipate incurring approximately $20.0 million in anticipated costs and expenses in connection with the Tender Offer (including $16.5 million of premium paid in connection with the Tender Offer assuming all 2011 Fixed Rate Notes are validly tendered as of the Early Tender Date (as defined in the Statement)). The pro forma income statements do not include the transaction costs as they are non recurring items. The precise amount of such costs and expenses will be determined once the purchase of the 2011 Fixed Rate Notes has been completed and may be greater or less than the $20.0 million assumed for the purposes of calculating this pro forma condensed consolidated financial information.

(ii) The outstanding principal amount of the 2011 Fixed Rate Notes of $850.0 million is net of unamortized debt financing costs of $7.6 million. The pro forma income statements do not include the write-off of these unamortized debt financing costs as it is a non recurring item.

(iii) The adjustments to interest expense reflect the interest expense, including debt financing costs amortization savings, had the outstanding 2011 Fixed Rate Notes been purchased on January 1, 2008. The total interest expense savings related to the purchase of the 2011 Fixed Rate Notes has been estimated at approximately $68.5 million for the year ended December 31, 2008 and approximately $34.4 million for the six-month period ended June 30, 2009.

(iv) The adjustments to the income tax benefit and expense of $8.6 million for the year ended December 31, 2008 and $4.3 million for the six-month period ended June 30, 2009, respectively, reflect the tax effect of the pro forma income statement adjustments, calculated at the statutory tax rate of 12.5%.

(D) Notes Offering

Represents an offering of $600.0 million aggregate principal amount of the Notes offered hereby.

(i) The adjustment of $573.8 million to cash and cash equivalents reflects proceeds of $600.0 million net of debt issuance costs and original issue discount, which are estimated to be $26.2 million. The actual amount of net cash proceeds will be determined once the offering has been completed, and may be greater or less than the $573.8 million net cash proceeds assumed for the purposes of calculating this pro forma condensed consolidated financial information.

(ii) The adjustments to interest expense reflect the estimated interest expense, including the amortization of the estimated debt financing costs and original issue discount, had the Notes been issued on January 1, 2008. The total interest expense related to the issuance of the Notes has been estimated at approximately $59.7 million for the year ended December 31, 2008 and approximately $30.0 million for the six-month period ended June 30, 2009. The estimated interest income amounts were calculated using the average interest rates earned on Elan’s historical cash and cash equivalents balances during the respective periods.

(iii) No pro forma adjustments have been made to interest income to reflect estimated interest earned had the net cash proceeds from the issuance of the Notes been received on January 1, 2008. The interest income that would have been earned has been estimated at approximately $12.2 million for the year ended December 31, 2008 and approximately $0.8 million for the six-month period ended June 30, 2009. The estimated interest income amounts were calculated using the average interest rates earned on Elan’s historical cash and cash equivalents balances during the respective periods.

(iv) The adjustments to the income tax benefit and expense of $7.5 million for the year ended December 31, 2008 and $3.8 million for the six-month period ended June 30, 2009, respectively, reflect the tax effect of the pro forma income statement adjustments, calculated at the statutory tax rate of 12.5%.

(3)	Except as disclosed above, no adjustment has been made to take account of the trading or other transactions of Elan since June 30, 2009.